Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

QUEST PATENT RESEARCH CORPORATONI

Quest Patent Research Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “corporation”), does hereby certify:

1.         The Certificate of Incorporation of the corporation was filed with the Secretary of State on July 17, 1987. An Amended and Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”) of the corporation was filed with the Secretary of State on January 22, 2016.

2.         Paragraph (a) of Article FOURTH of the Restated Certificate of Incorporation is hereby amended and restated to read as follows:

“FOURTH: (a) The total number of shares of capital stock which the Corporation shall have authority to issue is ten billion ten million (10,010,000,000) shares, of which (i) ten million (10,000,000) shares are designated as preferred stock, with a par value of $0.00003 per share (“Preferred Stock”), and (ii) ten billion (10,000,000,000) shares are designated as common stock, with a par value of $0.00003 per share (“Common Stock”).”

3.         This Amendment to the Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of Delaware.

4.         The capital of the corporation will not be reduced under or by reason of any amendment herein certified.

IN WITNESS WHEREOF, Quest Patent Research Corporation has caused this Certificate to be signed by its Chief Executive Officer this 15th day of June, 2017.

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer